April 7, 2015

Via Edgar

Katherine Wray

Ivan Griswold

Attorney-Adviser

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MyECheck, Inc.

SEC Comment dated February 18, 2015

File No. 000-55296

Dear Ms. Wray and Mr. Griswold:

On behalf of MyECheck, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (SEC) received by letter, dated February 18, 2015, relating to the Company’s Registration Statement on Form 10 – Amendment No. 3 submitted on February 6, 2015.

The Company is concurrently filing via EDGAR the Company’s Registration Statement on Form 10 which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also filing, via EDGAR, a copy of the Registration Statement marked as correspondence to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto.

General

1.	We note that your response to prior comment no. 1 indicates you have filed your amendment with interim financial statements for the period ending October 31, 2014, which is less than 135 days before the registration statement becomes effective and therefore would fall outside of the requirements of paragraph (b) of Rule 8-08 of Regulation S-X. However, if you file 45 days after year-end and you anticipate reporting a loss for the current year, the filing should contain audited financial statements for the fiscal year ending December 31, 2014 pursuant to instructions within Rule 8-08. In the event that you are required to include audited financial statements for fiscal year 2014 and are unable to do so prior to the automatic date of effectiveness of the filing, please withdraw the registration statement to prevent it from becoming effective, and re-file it at such time as you are able to provide the requisite financial statements.

Response: The Company has incorporated Audited Financial Statements for the years ending December 31, 2014 and 2013 within the Registration Statement pursuant to instructions within Rule 8-08.

Security Ownership of Certain Beneficial Owners and Management ….. page 18

1.	We note your response to prior comment 2. As currently presented the disclosure does not alert investors as to the identity of certain persons that may beneficially own more than 5% of your common stock, and the circumstances that led to such uncertainty. To the extent that you aware that information in our stockholders list may not be complete or updated as you indicate in the final paragraph of your legal proceeding disclosure on page 26, please ensure that you provide a narrative explanation in a footnote or similar presentation accompanying the table. Also, if necessary, ensure that your risk factors alert investors to any material risks resulting from having incomplete information regarding your shareholders.

Response: The Company understands the necessity to alert the shareholders to any possible uncertainty with respect to the parties involved in the ongoing litigation. The Company has included a narrative explanation in a footnote in Item 4 - Security Ownership of Certain Beneficial Owners and Management on page 18 of the Registration Statement referencing the litigation disclosure in Item 8 of Legal Proceedings, page 22. In addition, we have revised the disclosure on the litigation to provide a clear update and the new developments of the litigation and the parties involved in the Legal Proceedings on page 23 of the Registration Statement. The Company has included a risk factor on page 13 of the Registration Statement alerting investors to any potential risk resulting in a counter claim.

In connection with our responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (844) 693-2432 ext. 102 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Edward R. Starrs

Edward R. Starrs *

Chief Executive Officer

* Please note the CEO of MyECheck, Inc. is “Edward R. Starrs”, not “Edwin M. Starrs” as addressed in your correspondence. Thank you.